UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 1, 2002

Robert T. Lucas III
Associate General Counsel
Assistant Secretary
Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244

Re: Duke Energy Corporation
Incoming letter dated December 26, 2001

Dear Mr. Lucas:

This is in response to your letters dated December 26, 2001, January 21, 2002 and February 12, 2002 concerning the shareholder proposal submitted to Duke Energy by the United Association S&P 500 Index Fund. We also have received letters from the proponent dated January 28, 2002 and February 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth St.
Suite 3100
Denver, CO 80202-5627

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

December 26, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, 14a-8(i)(7) and 14a-8(i)(9)

Ladies and Gentlemen:

On behalf of Duke Energy Corporation, a North Carolina corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement referenced herein (the "Proposal"), which has been submitted by Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on March 18, 2002. I hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the

interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated November 14, 2001.

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(7) and 14a-8(i)(9) under the Act, and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(7) — The Proposal May Be Omitted Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal deals with a matter relating to the registrant's ordinary business operations. The term "ordinary business" is a legal term of art that is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the

company's business and operations, as discussed by the Commission in Release No. 34-40018 (May 21, 1998).

The Proposal requests that the Board of Directors "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services." Given that, as stated in the accompanying supporting statement, the current independent accountants for the Company perform other services for the Company, the Proposal seeks to change the criteria by which the Board of Directors chooses the Company's independent accountants.

The Staff has previously affirmed that stockholder proposals relating to the manner in which independent accountants are chosen may be excluded as relating to matters reserved for management. In a no-action letter issued to Community Bancshares, Inc. (March 15, 1999), the Staff did not recommend enforcement action with respect to the registrant's decision to omit a stockholder's proposal because the proponent attempted to change the manner in which that company's auditors were selected. The proponent desired that the company amend its bylaws to require that an audit committee be established to choose the company's auditors from a group meeting specified criteria. As with the Proposal at issue, the auditor selection proposal in Community Bancshares dealt with a routine management matter--a matter reserved for the Board. In a number of other recent no-action letters the Staff has also taken the position that a company's ordinary business operations include the selection of independent auditors. See, e.g., Rentrak Corporation (June 9, 1997); and Transamerica Corporation (March 8, 1996) (stockholder proposal may be omitted where proposal relates to the method of and

selection of the company's independent accountants). In Rentrak Corporation (June 9, 1997), the Division noted that the company's ordinary business operations include "internal auditing policies" and, in Transamerica Corporation (March 8, 1996), the Division noted that the company's ordinary business operations include the "selection" of the company's independent auditors. See also, LTV Corporation (December 30, 1996) (proposals requiring report on auditors' financial capacity to pay malpractice claims); Occidental Petroleum Corporation (December 28, 1995) and LTV Corporation (November 22, 1995) (proposals requiring auditors to provide surety); Texaco Inc. (August 23, 1993) (proposal requiring rotation of auditors every three to five years); Pacific Gas & Electric Company (January 26, 1993) (proposal requiring rotation of auditors every three years); and Monsanto Company (January 17, 1989) (proposal requiring independent auditors to be selected by competitive bidding).

The Proponent's allegations regarding possible conflict of interest do not warrant a finding that retention of independent accountants is not an issue of "ordinary business operations." With respect to potential conflicts of interest by outside professional advisors retained by a company, the Staff has regarded proposals which establish criteria for the board of directors to choose such advisors as falling within the realm of the ordinary business exclusion of Rule 14a-8(i)(7). In Excalibur Technologies Corporation (April 30, 1998), the proposal requested that, to prevent any potential conflicts of interest, the company's board adopt a policy that it would not retain as the Company's outside legal counsel any firm who also acted as counsel for any 5% or greater shareholder of the Company. The Staff found a basis for omitting the proposal from the Company's proxy materials under Rule 14a-8(c)(7) since the proposal is

directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the employment and supervision of outside legal counsel). In Anchor BanCorp Wisconsin Inc. (March 26, 1993), the shareholder proposed that the registrant not retain legal counsel who had appeared against the registrant in other actions. In Conchemco, Inc. (December 19, 1978), the shareholder proposed that the registrant discontinue retention of a law firm, one of whose partners was a director of Conchemco. The registrants in Anchor BanCorp and Conchemco asserted, and the Staff did not disagree, that the Board of Directors was the appropriate vehicle for determining and resolving conflicts of interest.

The Company appreciates the concern of the Proponent that the Company receive auditing services from an independent accountant which is free from any conflicts of interest. However, while shareholders may be interested in which accountants are engaged to provide auditing services to the Company, it is ultimately the Board of Directors or Audit Committee of the Board of the Company, subject to shareholder ratification, that is charged with making such appointment. The Company has evaluated the issues that the Proponent has raised and has determined that the Company has procedures in place to assure that it continues to receive disinterested auditing services from the auditors it appoints. Accordingly, the Company respectfully submits that the Proposal is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(9) — The Proposal May Be Omitted Because it Conflicts with the Company's Proposal.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own

proposals to be submitted to shareholders at the same meeting." At its 2002 Annual Meeting, the Company intends to recommend a vote to ratify Deloitte & Touche LLP, who currently perform other, non-auditing services for the Company, as its independent auditors for 2002. The Proposal, on the other hand, proposes that the Board adopt a policy whereby an auditing firm which performs other, non-auditing services for the Company may not be appointed to be the Company's independent accountant. On its face, the Proposal directly conflicts with the Company's own proposal and is therefore properly excludable under Rule 14a-8(i)(9).

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would present alternative and conflicting decisions for shareholders. See, e.g., BankBoston Corporation (June 7, 1999); and Mattel, Inc. (March 4, 1999). Furthermore, in the Amendments to Rules of Shareholder Proposals (Release No. 34-40018, May 21, 1998), the Commission indicated that conflicting proposals do not need to be identical in scope or focus for Rule 14a-8(i)(9) to be available. See Phillips-Van Heusen Corporation (April 21, 2000) (proposal excludable because it would present "alternative and conflicting decisions for shareholders" and, if approved, could lead to "inconsistent and ambiguous" results), and Pepsico, Inc. (January 13, 2000) (a proposal affecting nominee for directorships could be excluded under Rule 14a-8(i)(9)). The Proposal creates the likelihood of leading to an inconsistent and ambiguous result. As noted above, the Board will recommend a vote to ratify the accounting firm which currently performs, and the Company expects will continue to perform, non-auditing services for the Company. The Proposal calls for the

Board to adopt a policy that no auditing firm which performs non-auditing services for the Company may be appointed as independent accountants for the Company. Both the Proponent's Proposal and the Board's proposal are proposing action to be taken at the 2002 Annual Meeting. If both proposals were approved, it would create an ambiguous result. By ratifying the Board's appointment for independent auditor and approving the Proposal, it is clear that the Proposal would be violated due to such ratification. Thus the Proposal directly conflicts with the Company's own proposal and is properly excludable under Rule 14a-8(i)(9).

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being sent to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, we would appreciate receipt of the Staff's response on or before February 8, 2002.

Should you disagree with our conclusions, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call the undersigned at (704) 382-8152 if you have any questions with respect to this matter.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

RESOLVED: That the shareholders of Duke Energy request that the Board of Directors adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

The Securities and Exchange Commission passed new proxy statement rules that took effect February 5, 2001, which require companies to disclose how much they pay their accounting firms for audit services and non-audit services.

The results have been startling. According to a Wall Street Journal article of April 10, 2001: "The nation's biggest companies last year paid far more money than previously estimated to their independent accounting firms for services other than auditing, newly disclosed figures show, renewing questions about whether such fees create conflicts of interest for auditing firms....At issue: How objective can an accounting firm be in an audit when it is also making millions of dollars providing the client with other services."

That Wall Street Journal article reported that of the 307 S&P 500 companies it had surveyed, the average fees for non-audit services were nearly three times as big as the audit fees. The Company's 2001 proxy statement revealed that it had paid its independent auditor $3.3 million for its audit work and $11.7 million for other work.

When the SEC was seeking comments on its accountant disclosure rules, substantial institutional investors urged that auditors should not accept non-audit fees from companies. The California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, wrote: "The SEC should consider simplifying its Proposal and drawing a bright-line test: no non-audit services to an audit client." TIAA-CREF's Chairman/CEO John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors adopts a policy that in the future any firm appointed to be the Company's independent accountants shall only provide audit services to the Company and not provide any other services.

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

RECEIVED
02 JAN 22

January 21, 2002

Sent via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules 14a-8(i)(2), 14a-8(i)(7) and 14a-8(i)(9)

Ladies and Gentlemen:

On behalf of Duke Energy Corporation, a North Carolina corporation (the "Company"), I am supplementing the Company's letter dated December 26, 2001, which was submitted to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, requesting that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action against the Company if the Company omits from its 2002 proxy materials the shareholder proposal and accompanying supporting statement (the "Proposal") submitted by Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent"). The Proposal requests that the Company's Board of Directors adopt a policy that the firm that is appointed to be the Company's independent accountants only provide audit services and not provide any other services to the Company.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter, which has the Company's letter of December 26, 2001 and the Proposal attached as Exhibits A and B. A copy of this letter, with exhibits, is also being sent to the Proponent.

In a recently published response to the no-action request of The Walt Disney Company (December 18, 2001), the Staff was unable to concur that Disney may exclude a proposal similar to the Proposal under Rule 14a-8(i)(7). The Staff stated: "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." We believe that the Company's no-action request differs from the Disney no-action request for the reasons set forth below. Accordingly, we respectfully request that the Staff concur in our view that the Company may exclude the Proposal from its 2002 proxy materials.

I. <u>Rule 14a-8(i)(9)—The Proposal Conflicts with the Company's Proposal for the Ratification of Its Independent Auditors</u>.

At its 2002 Annual Meeting of Shareholders, the Company will propose that its shareholders ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors. The Proposal would directly conflict with that proposal. Specifically, if the shareholders ratify the appointment of Deloitte & Touche and also adopt the Proposal, the proposals will conflict with one another since the Company has already retained, subject to shareholder ratification, Deloitte & Touche to perform "non-audit" services.

The Company submitted in its December 26, 2001 letter, which contains a more detailed discussion of relevant issues, that the Proposal is properly excludable under Rule 14a-8(i)(9). We note that no Rule 14a-8(i)(9) argument was included in the Disney no-action request.

II. Rule 14a-8(i)(2)—The Proposal Would, If Implemented, Cause the Company to Violate Certain Federal Securities Laws.

The Proposal suggests a seeming solution to concerns that have recently been addressed by the Commission regarding auditor independence. That "solution" is to prohibit the Company's independent auditors from providing "non-audit" services. The Proposal uses as its starting point the recently adopted proxy disclosure rules set forth in Release No. 34-43602 (November 21, 2000) which require companies to disclose in their proxy statements fees billed for "audit" and other ("non-audit") services rendered to them by their independent auditors during the most recent fiscal year. The Proposal also cites the dollar amounts that the Company disclosed in its 2001 proxy statement in accordance with revised Item 9 of Schedule 14A as fees paid to its independent auditors: "$3.3 million for its audit work and $11.7 million for other work ". As specified in the proxy disclosure rules, "audit" services consist of the annual audit and reviews of the financial statements included in the Company's Forms 10-Q for the most recent fiscal year. All services other than the annual audit and such financial statement reviews are "non-audit" services. The Proposal thus requests that the Company engage its independent auditors for no services other than performing the annual audit and the aforementioned reviews.

The Company respectfully submits that transmuting a disclosure requirement that differentiates "audit" and "non-audit" services in this fashion into an operational policy pronouncement pursuant to which, if the Proposal is implemented, "non-audit" services may not be properly provided to the Company by the independent auditors that provide "audit" services to it is an inappropriate extension of the disclosure framework and terminology, and would cause the Company substantial difficulty in, and in some cases prohibit it from, complying with applicable federal securities laws.

Rule 14a-8(i)(2) provides that a company may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company respectfully submits that it requires its independent auditors to provide certain "non-audit" services, within the meaning provided in the proxy disclosure rules and the Proposal, in order to comply with certain federal securities laws. Accordingly, if the Proposal were to be implemented, it could cause the Company to violate certain of such laws. The Company submits that the Proposal is properly excludable under Rule 14a-8(i)(2) on this basis.

The category of "non-audit" services, as used in Release No. 34-43602 and in the Proposal, is comprised of an extensive array of services, many of which do not raise auditor independence issues. Indeed, the "non-audit" services enumerated below relate to and arise out of the "audit" services that the Company's independent auditors provide and enable the Company to fulfill its obligations under various rules and regulations of the Commission. Prohibiting the Company's independent auditors from performing these services would have negative statutory and practical consequences, including, in some cases, causing the Company to violate applicable securities laws.

(1) Auditors' Consents: In registration statements filed under the Securities Act of 1933, as amended, which include or incorporate by reference the audited financial statements of the Company, the Company is required to include the consent of its independent auditors with respect to the inclusion of their audit report in the filing. Consistent with their responsibilities, the Company's independent auditors also review the filing prior to providing their consent in order to assure that the financial statements included or incorporated by reference therein match those that have been audited. These services are "non-audit" services within the meaning of the proxy disclosure rules and the Proposal. If the Company is prohibited from retaining its independent auditors to perform such services, as the Proposal would require if implemented, the Company would be unable to file its registration statements in compliance with applicable federal securities laws.

(2) Responding to Staff Comments. Pursuant to a review of the Company 's filings under the Securities Exchange Act of 1934, the Staff on occasion provides accounting comments with respect to the financial statements included or incorporated by reference in those filings. Without the assistance of the Company's independent auditors, the Company could not respond to these comments. Indeed, the Staff's comments may sometimes be addressed directly to the Company's auditors. Again, these services are "non-audit" services within the meaning of the proxy disclosure rules and the Proposal. Accordingly, the Proposal would prohibit the Company from retaining its independent auditors for these services and could prevent it from complying with its disclosure obligations.

(3) Pre-Clearance with Office of Chief Accountant: In a publication entitled "Guidance for Consulting with the Office of the Chief Accountant" (December 12, 2001), the Staff noted that it has "long encouraged companies and their auditors to consult with the Office of the Chief Accountant on accounting, financial reporting and auditing questions." Included in the information that the Staff requests in connection with pre-clearance inquiries is, as described in that Staff publication, the "conclusion of the auditor and whether the submission and the proposed accounting have been discussed with the auditor's national office or other technical resource . . . ." The Proposal, if adopted, would restrict the Company 's ability to avail itself of this procedure in such cases.

(4) Shareholder Meetings. Under Item 9 of Schedule 14A the Company is required to disclose whether representatives of its independent auditors are expected to be present at a shareholders meeting, whether they will have an opportunity to make a statement if they desire to do so and whether they will be available to respond to appropriate questions. The Company's independent auditors attend each annual meeting of the Company's shareholders and make themselves available to answer questions. If the Proposal were implemented, the Company would not be able to retain its independent auditors for this "non-audit" service.

The Company submits that the foregoing examples are not technicalities. Rather, they are examples of the kinds of "day-to-day" functions that the Company's independent accountants provide and illustrate the problems that the Proposal's "across the board" prohibition concerning "non-audit" services causes. In certain cases, the result would be violations of applicable securities laws. The Company respectfully requests that the Staff confirm that it will not take any enforcement action if the Company excludes the Proposal from its 2002 proxy materials under Rule 14a-8(i)(2) on this basis.

III. Rule 14a-8(i)(7)—The Proposal May Be Omitted Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

In its December 26, 2001 letter, the Company cited numerous no-action letters with respect to which the Commission held that shareholder proposals seeking to dictate the manner in which a company's independent auditors are chosen were properly excludable under Rule 14a-8(i)(7). Since the Staff's recent response to Disney has modified that line of precedents, the Company believes that some additional discussion of the reasons supporting its Rule 14a-8(i)(7) request is appropriate. Certain of those reasons differ from those provided in the Disney no-action request.

Rule 14a-8(i)(7) provides that a company may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal deals with a matter relating to the company's ordinary business operations. As stated in Release No. 34-40018 (May 21, 1998) the general underlying policy of the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Specifically, a proposal may be excluded under Rule 14a-8(i)(7) because, as is the case here, it addresses "tasks so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and it seeks to "micro-manage" the company. (See Release No. 34-40018) The Company understands that in cases in which proposals raise sufficiently significant social policy issues the ordinary business exclusion of Rule 14a-8(i)(7) may be found not to apply. The Company also understands that the Staff has found that a company may exclude a proposal in certain cases notwithstanding the existence of such policy issues. (See Duke Energy Corporation (February 16, 2001) and E.I. du Pont de Nemours and Co. (March 8, 1991)) The Company believes that the following facts are pertinent to such a determination.

The Company consults with its independent auditors with respect to numerous issues in the course of any given fiscal year. By consulting with its independent auditors, for example, the Company gains assurance that it is applying the proper accounting treatment when a transaction occurs. The Proposal would prohibit the Company's independent auditors from providing this and other "non-audit" services.

A second case in point relates to providing comfort letters with respect to the Company's public securities offerings, which generally occur a number of times each year. If the Company were to engage a firm other than its independent auditors to perform this "non-audit" service, that firm would need to do extensive work to obtain the necessary level of comfort to issue such an opinion. The result would be overall higher costs for the Company and would also seriously impede the Company's ability to react in a timely manner to attractive pricing in the capital markets, thereby harming the Company and its shareholders. Clearly, the Company's independent auditors are the appropriate party to provide comfort letters. The Proposal, if implemented, however, would prohibit the Company's independent auditors from performing this "non-audit" task.

The Company's independent auditors also provide tax services to the Company, which are included as "non-audit" services. Indeed, of the $11.8 million of "non-audit" fees cited in the Proposal, some $8.4 million relate to fees for tax services. With respect to tax services provided to audit clients, Release No. 34-43602 provides: "As the rule text and this Release make clear, accountants will continue to be able to provide tax services to audit clients." Contrary to that pronouncement, however, the Proposal would remove that possibility.

Of the $3.4 million of "non-audit" fees reported in the Company's 2001 proxy statement that do not relate to tax services, $0.6 million was paid for implementation assistance for FASB No. 133, $2.3 million for procedures related to subsidiary financial statements and securities offerings, and $0.5 million for other miscellaneous services. These examples constitute only some of the "non-audit" services that the Company's independent auditors provide and that are integral to the Company's day-to-day functioning. The Company's independent auditors, for example, also perform due diligence for acquisitions, which is also a "non-audit" service. Certain other examples are listed in II above.

Even if only part of a shareholder proposal submitted under Rule 14a-8 relates to a company's ordinary business operations, the Staff has taken the position that the entire Proposal may be excluded under Rule 14a-8(i)(7). In Wal-Mart Stores, Inc. (March 15, 1999), for example, the Staff noted "in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under

Rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal. . . in reliance on Rule 14a-8(i)(7)." In Chrysler Corporation (February 18, 1998) the Staff noted that "There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(7). The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters. . ." See also Kmart Corporation (March 12, 1999) and Warnaco Group, Inc. (March 12, 1999), in which proposals were held to excludable on a similar basis. In the case at hand, the "non-audit" services that the Proposal seeks to prohibit include services such as those enumerated in II above which clearly do not raise auditor independence issues. Instead they involve day-to-day ordinary business matters, which, the Company submits, would render the Proposal excludable under Rule 14a-8(i)(7).

The Company also notes that the Staff has permitted exclusion under Rule 14a-8(i)(7) of certain proposals that address a topic on which the Commission has promulgated a rule, but which seek to require a company to do more than that rule requires. For example, when a proposal seeks to require a company to make a financial disclosure that goes beyond the financial statement disclosures which are required by the rules of the Commission, the Staff has permitted the company to exclude the proposal under Rule 14a-8(i)(7). In Santa Fe Southern Pacific Corporation (January 30, 1986), the Staff allowed the exclusion of a proposal requiring the preparation and disclosure of certain financial statements to which the company objected. The Staff stated: "[t]here appears to be some basis for your opinion that the proposal may be omitted from the

Company's proxy material under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination to make financial disclosure not required by law)." The Company believes that this is a similar case.

The Commission addressed the issues raised by the Proposal in a recently concluded rulemaking process. In Release No 34-43602, which is the adopting release for those rules, the Commission noted that "under the final rule, accountants will continue to be able to provide a wide variety of non-audit services to their audit clients." The Proposal would run contrary to this determination.

The Division recently noted that the Staff may make different determinations regarding proposals that address the same subject matter. In its Staff Legal Bulletin No. 14 (Shareholder Proposals) the Division stated: "We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter." The proposals submitted to the Company and to Disney address the same or similar subject matters. The Company believes, however, that different determinations are appropriate for the reasons specified above.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders for the reasons specified in the Company's December 26, 2001 letter as supplemented above.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope.

Should you disagree with our conclusions or have any questions regarding this letter, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call the undersigned at (704) 382-8152 in such event.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

Duke Energy®

Exhibit A

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

VIA FEDERAL EXPRESS

December 26, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, 14a-8(i)(7) and 14a-8(i)(9)

Ladies and Gentlemen:

On behalf of Duke Energy Corporation, a North Carolina corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement referenced herein (the "Proposal"), which has been submitted by Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on March 18, 2002. I hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the

interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated November 14, 2001.

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(7) and 14a-8(i)(9) under the Act, and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(7) — The Proposal May Be Omitted Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal deals with a matter relating to the registrant's ordinary business operations. The term "ordinary business" is a legal term of art that is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the

company's business and operations, as discussed by the Commission in Release No. 34-40018 (May 21, 1998).

The Proposal requests that the Board of Directors "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services." Given that, as stated in the accompanying supporting statement, the current independent accountants for the Company perform other services for the Company, the Proposal seeks to change the criteria by which the Board of Directors chooses the Company's independent accountants.

The Staff has previously affirmed that stockholder proposals relating to the manner in which independent accountants are chosen may be excluded as relating to matters reserved for management. In a no-action letter issued to Community Bancshares, Inc. (March 15, 1999), the Staff did not recommend enforcement action with respect to the registrant's decision to omit a stockholder's proposal because the proponent attempted to change the manner in which that company's auditors were selected. The proponent desired that the company amend its bylaws to require that an audit committee be established to choose the company's auditors from a group meeting specified criteria. As with the Proposal at issue, the auditor selection proposal in Community Bancshares dealt with a routine management matter--a matter reserved for the Board. In a number of other recent no-action letters the Staff has also taken the position that a company's ordinary business operations include the selection of independent auditors. See, e.g., Rentrak Corporation (June 9, 1997); and Transamerica Corporation (March 8, 1996) (stockholder proposal may be omitted where proposal relates to the method of and

selection of the company's independent accountants). In Rentrak Corporation (June 9, 1997), the Division noted that the company's ordinary business operations include "internal auditing policies" and, in Transamerica Corporation (March 8, 1996), the Division noted that the company's ordinary business operations include the "selection" of the company's independent auditors. See also, LTV Corporation (December 30, 1996) (proposals requiring report on auditors' financial capacity to pay malpractice claims); Occidental Petroleum Corporation (December 28, 1995) and LTV Corporation (November 22, 1995) (proposals requiring auditors to provide surety); Texaco Inc. (August 23, 1993) (proposal requiring rotation of auditors every three to five years); Pacific Gas & Electric Company (January 26, 1993) (proposal requiring rotation of auditors every three years); and Monsanto Company (January 17, 1989) (proposal requiring independent auditors to be selected by competitive bidding).

The Proponent's allegations regarding possible conflict of interest do not warrant a finding that retention of independent accountants is not an issue of "ordinary business operations." With respect to potential conflicts of interest by outside professional advisors retained by a company, the Staff has regarded proposals which establish criteria for the board of directors to choose such advisors as falling within the realm of the ordinary business exclusion of Rule 14a-8(i)(7). In Excalibur Technologies Corporation (April 30, 1998), the proposal requested that, to prevent any potential conflicts of interest, the company's board adopt a policy that it would not retain as the Company's outside legal counsel any firm who also acted as counsel for any 5% or greater shareholder of the Company. The Staff found a basis for omitting the proposal from the Company's proxy materials under Rule 14a-8(c)(7) since the proposal is

directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the employment and supervision of outside legal counsel). In Anchor BanCorp Wisconsin Inc. (March 26, 1993), the shareholder proposed that the registrant not retain legal counsel who had appeared against the registrant in other actions. In Conchemco, Inc. (December 19, 1978), the shareholder proposed that the registrant discontinue retention of a law firm, one of whose partners was a director of Conchemco. The registrants in Anchor BanCorp and Conchemco asserted, and the Staff did not disagree, that the Board of Directors was the appropriate vehicle for determining and resolving conflicts of interest.

The Company appreciates the concern of the Proponent that the Company receive auditing services from an independent accountant which is free from any conflicts of interest. However, while shareholders may be interested in which accountants are engaged to provide auditing services to the Company, it is ultimately the Board of Directors or Audit Committee of the Board of the Company, subject to shareholder ratification, that is charged with making such appointment. The Company has evaluated the issues that the Proponent has raised and has determined that the Company has procedures in place to assure that it continues to receive disinterested auditing services from the auditors it appoints. Accordingly, the Company respectfully submits that the Proposal is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(9) — The Proposal May Be Omitted Because it Conflicts with the Company's Proposal.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own

proposals to be submitted to shareholders at the same meeting." At its 2002 Annual Meeting, the Company intends to recommend a vote to ratify Deloitte & Touche LLP, who currently perform other, non-auditing services for the Company, as its independent auditors for 2002. The Proposal, on the other hand, proposes that the Board adopt a policy whereby an auditing firm which performs other, non-auditing services for the Company may not be appointed to be the Company's independent accountant. On its face, the Proposal directly conflicts with the Company's own proposal and is therefore properly excludable under Rule 14a-8(i)(9).

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would present alternative and conflicting decisions for shareholders. See, e.g., BankBoston Corporation (June 7, 1999); and Mattel, Inc. (March 4, 1999). Furthermore, in the Amendments to Rules of Shareholder Proposals (Release No. 34-40018, May 21, 1998), the Commission indicated that conflicting proposals do not need to be identical in scope or focus for Rule 14a-8(i)(9) to be available. See Phillips-Van Heusen Corporation (April 21, 2000) (proposal excludable because it would present "alternative and conflicting decisions for shareholders" and, if approved, could lead to "inconsistent and ambiguous" results), and Pepsico, Inc. (January 13, 2000) (a proposal affecting nominee for directorships could be excluded under Rule 14a-8(i)(9)). The Proposal creates the likelihood of leading to an inconsistent and ambiguous result. As noted above, the Board will recommend a vote to ratify the accounting firm which currently performs, and the Company expects will continue to perform, non-auditing services for the Company. The Proposal calls for the

Board to adopt a policy that no auditing firm which performs non-auditing services for the Company may be appointed as independent accountants for the Company. Both the Proponent's Proposal and the Board's proposal are proposing action to be taken at the 2002 Annual Meeting. If both proposals were approved, it would create an ambiguous result. By ratifying the Board's appointment for independent auditor and approving the Proposal, it is clear that the Proposal would be violated due to such ratification. Thus the Proposal directly conflicts with the Company's own proposal and is properly excludable under Rule 14a-8(i)(9).

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being sent to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, we would appreciate receipt of the Staff's response on or before February 8, 2002.

Should you disagree with our conclusions, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call the undersigned at (704) 382-8152 if you have any questions with respect to this matter.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

RESOLVED: That the shareholders of Duke Energy request that the Board of Directors adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

The Securities and Exchange Commission passed new proxy statement rules that took effect February 5, 2001, which require companies to disclose how much they pay their accounting firms for audit services and non-audit services.

The results have been startling. According to a Wall Street Journal article of April 10, 2001: "The nation's biggest companies last year paid far more money than previously estimated to their independent accounting firms for services other than auditing, newly disclosed figures show, renewing questions about whether such fees create conflicts of interest for auditing firms....At issue: How objective can an accounting firm be in an audit when it is also making millions of dollars providing the client with other services."

That Wall Street Journal article reported that of the 307 S&P 500 companies it had surveyed, the average fees for non-audit services were nearly three times as big as the audit fees. The Company's 2001 proxy statement revealed that it had paid its independent auditor $3.3 million for its audit work and $11.7 million for other work.

When the SEC was seeking comments on its accountant disclosure rules, substantial institutional investors urged that auditors should not accept non-audit fees from companies. The California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, wrote: "The SEC should consider simplifying its Proposal and drawing a bright-line test: no non-audit services to an audit client." TIAA-CREF's Chairman/CEO John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors adopts a policy that in the future any firm appointed to be the Company's independent accountants shall only provide audit services to the Company and not provide any other services.

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

January 28, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Response to Duke Energy Corporation's Letter for Omission of Stockholder Proposal

Ladies and Gentlemen:

On behalf of the United Association S&P 500 Index Fund (hereinafter "the Fund"), we are responding to the December 26, 2001, letter from Duke Energy Corporation ("Duke Energy") seeking a no-action letter from the SEC regarding its intention to omit the Fund's shareholder proposal calling upon Duke Energy to "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services."

The Company seeks to omit the proposal pursuant to Rule 14a-8(i)(7) claiming that it relates to the ordinary business operations of Duke Energy and pursuant to Rule 14a-8(i)(9) claiming that it conflicts with Duke Energy's proposal to seek shareholder approval of the boards selection of "independent" auditors.

Recently, your Office issued a ruling on a similar proposal submitted to the Walt Disney Company, which Disney sought to exclude from its proxy materials based upon its interpretation of Rule 14a-8(i)(7). By letter dated December 18, 2001, from the Division of Corporation Finance, Disney's reliance on that rule was rejected:

> In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Walt Disney Company, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 849 at *1 (Dec. 18, 2001).

For reasons similar to those expressed in response to Disney's request for a No-Action letter, the Fund believes that Duke Energy's request likewise should be denied. The Fund respectfully submits that Duke Energy has confused the ordinary business of "choosing" auditors (<u>see</u> the numerous rulings cited by Duke Energy on pages 3-5 of its letter) with the broad policy sought in the proposal to ensure that whoever Duke Energy selects to be its independent accountant is truly "independent" by removing the potential for conflicts of interest that is created if the accountant renders "other" services to Duke Energy in addition to its audit service.

To put it plainly, the Fund's proposal does not seek, nor does it care, who Duke Energy selects to be its independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to Duke Energy.

There can be no doubt that this is a serious, widespread issue of enormous concern to shareholders. The new disclosure rules that the SEC put in effect in 2001 have generated such startling revelations as:

--AOL Time Warner paying its "independent" accountants $7.9 million for audit work and $51.1 million for other work;

--AT&T paying its "independent" accountants $7.9 million for audit work and $48.3 million for other work;

--Eli Lily paying its "independent" accountants $3.2 million for audit work and $28.9 million for other work;

--Exxon Mobil paying its "independent" accountants $18.3 million for audit work and $65.3 million for other work;

--Ford paying its "independent" accountants $18 million for audit work and $70 million for other work;

--General Electric paying its "independent" accountants $18 million for audit work and $79.7 million for other work;

--J.P. Morgan Chase paying its "independent" accountants $21.3 million for audit work and $84.2 million for other work;

--Sprint paying its "independent" accountants $2.5 million for audit work and $55.4 million for other work.

--Veritas paying its "independent" accountants $800,000 for audit work and $17.7 million for other work.

The Company argues on page 5 of its letter that it uses its "independent" accountant to perform other work because it has evaluated the issues and has safeguards in place to ensure that its audits are conducted in an objective and impartial manner.

The Fund submits that those same types of arguments could have been used in the various audit scandals that have occurred in recent years that spurred the SEC to require the disclosure of payments to accountants. For example: Arthur Andersen agreed to pay Sunbeam investors $110 million to settle a lawsuit alleging the audit firm had fraudulently misrepresented the company's earnings performance in the late 1990s (IRRC Corporate Governance Highlights, May 11, 2001, page 3);

PriceWaterhouseCoopers agreed to pay $55 million to settle a class action lawsuit alleging it defrauded Microstrategy investors by approving financial reports that inflated the company's earnings and revenues (id.); Ernst & Young paid $335 million to settle charges that it certified financial statements that fraudulently inflated earnings for Cendant (id.); and Arthur Andersen and individual partners were fined more than $7 million by the SEC for allegedly filing false and misleading audit reports at Waste Management (Chicago Tribune, June 20, 2001, page 1, Section 3).

Moreover, while it is too early to make conclusions until all the facts are revealed, the recent meltdown of Enron Corporation at least signals the potentially severe consequences that can result if auditor independence is compromised.

The Company's letter states on page 3 that it believes "[t]he Staff has previously affirmed that stockholder proposals relating to the manner in which independent accountants are chosen may be excluded as relating to matters reserved for management."

The Fund respectfully, but fervently, disagrees with Duke Energy on this vital point. The Fund does not believe that the Commission's rules are intended to exclude shareholders from participating in the maintenance of auditor independence by preventing them from filing precatory proposals to remove conflicts of interest and to ensure true independence for auditors. The Fund does believe that a prime purpose of the Commission's disclosure rules on payments to accountants was to provide information to shareholders on this critical subject so that shareholders could react in a responsible and meaningful way to the disclosures.

The Commission recently recognized the need for auditor independence in promulgating its Final Rule: Revision of the Commission's Auditor Independence Requirements, (File No. S7-13-00; Release 33-7919). This document identifies that "there is growing concern on the part of the Commission and users of financial statements about the effects on independence when auditors provide both audit and non-audit services to their audit clients. . . .[I]ncreases in the absolute and relative size of the fees charged for non-audit services have exacerbated these concerns. . . . [T]he rapid rise in the growth of non-audit services has increased the economic incentives for the auditor to preserve a relationship with the audit client, thereby increasing the risk that the auditor will be less inclined to be objective." The report goes on to detail and document various other adverse incentives that provision of non-audit services can create, and how these incentives can affect investor confidence in the independence of auditors.

Accordingly, the Commission expressed it belief "that disclosures that shed light on the independence of public companies' auditors assist investors in making investment and voting decisions."

The Fund submits that its proposal does precisely this.

If Duke Energy truly believes that a precatory shareholder vote on removing conflicts of interest for "independent" accountants will be an arbitrary limitation on the power of management and the Board to exercise business judgment—which on its face seems inconsistent with Duke Energy's admission on page 5 of its letter that it annually seeks shareholder ratification of its selection of independent auditors—the proper place to make that argument is in its response in its proxy statement to the proposal, not in a no-action letter.

Additionally, On pages 6-7 of its letter, Duke Energy states that the Fund's proposal will conflict with the Company's intentions to seek shareholder ratification of Deloitte & Touche LLP as the Company's auditors and, therefore, may be excluded under Rule 14a-8(i)(9). First, the Fund respectfully disagrees with Duke Energy's interpretation of prior SEC rulings to mean that any precatory proposal that conflicts with Board proposal must be excluded. Were this interpretation true, management could always prevent a precatory proposal from reaching the shareholders simply by issuing a conflicting proposal. The Fund respectfully submits that Duke Energy has taken an overly broad and unnecessary interpretation of SEC policy.

Second, the Fund disagrees that it's proposal directly conflicts with the Board's proposal, or that affirmative votes would lead to "inconsistent and ambiguous results." To the contrary, inclusion of the Fund's proposal would make a decision on the auditor ratification vote more informed. As explained previously, the Fund's proposal is entirely consistent with the SEC's policy regarding auditor independence and providing disclosure so that shareholders can make informed decisions in this important area. The shareholders should have the information necessary to determine whether Deloitte & Touche should be retained as auditors and, if so, whether they should continue to perform non-auditing services. There is nothing inconsistent or ambiguous with either result.

Based upon the foregoing, the Fund respectfully requests that the Staff not grant Duke Energy the advice Duke Energy is seeking in its letter and that the Fund's proposal be included in Duke Energy's proxy materials for Duke Energy's 2002 annual meeting.

A copy of this letter is concurrently being forwarded to Mr. Robert T. Lucas III at Duke Energy.

Please contact the undersigned with any questions.

Very Truly Yours,

Russell C. Burk
Secretary
Financial Investors Trust

cc: Robert T. Lucas III

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

February 1, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Response to Duke Energy's Supplement to Request for No Action

Ladies and Gentlemen:

On behalf of the United Association S&P 500 Index Fund (hereinafter "the Fund"), we are responding to the January 21, 2002 supplement from Robert T. Lucas III, Associate General Counsel for Duke Energy Corporation. ("Duke Energy") seeking a no-action letter from the SEC regarding its intention to omit the Fund's shareholder proposal calling upon Duke Energy to "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services."

The Company supplements its response by requesting to omit the proposal pursuant to Rule 14a-8(i)(9) claiming that it conflicts with Duke Energy's proposal seeking shareholder ratification of the "independent" auditors, pursuant to Rule 14a-8(i)(2) claiming that it would require the Company to violate certain Federal Securities Laws, and Pursuant to Rule 14a-8(i)(7) claiming that it concerns matters relating to the Company's ordinary Business Operations.

The Company's supplement claims that the Fund's proposal will conflict with the Duke Energy's intentions to seek shareholder ratification of Deloitte & Touche LLP as the Company's auditors and, therefore, the proposal may be excluded pursuant to Rule 14a-8(i)(9). The Fund disagrees with this proposition. First, the Fund respectfully disagrees with Duke's contention that any precatory proposal that conflicts with a Board proposal must be excluded. Were this interpretation true, management could always prevent a precatory proposal from reaching the shareholders simply by issuing a conflicting proposal. The Fund respectfully submits that Duke has taken an overly broad and unnecessary interpretation of SEC policy.

Second, the Fund disagrees that its proposal directly conflicts with the Company's proposal seeking ratification of its appointment of the independent auditors. To the contrary, inclusion of the Fund's proposal would make a decision on the auditor ratification vote more informed. As explained previously, the Fund's proposal is entirely consistent with the SEC's policy regarding auditor independence and providing disclosure so that shareholders can make informed decisions in this important area. The shareholders should have the information necessary to determine whether Deloitte & Touche should be retained as auditors and, if so, whether they should continue to perform non-auditing services. There is nothing inconsistent or ambiguous with either result.

The Fund also respectfully disagrees with Duke Energy's contention that the proposal would require the Company to violate certain federal securities laws and therefore the proposal may be excluded pursuant to Rule 14a-8(i)(2). The basis for this argument is the Company's contention that the Fund's proposal would prohibit the Company from retaining the accounting firm that audits its financial statements to perform any non-audit service. This argument depends entirely on the Company's incorrect assumption that the proposal rigidly and unreasonably defines audit and non-audit services, but it does not. Instead, the proposal requests the board of directors to establish a policy that the public accounting firm retained to provide audit services should not be retained to provide non-audit services to the Company. A board's adoption of such a policy in response to a strong shareholder vote would not force a company to violate securities regulations regarding auditor consents to the use of their reports concerning the Company's financial statements. The board, should it choose to implement a policy such as that called for in the Fund's proposal, would be free to exercise its discretion and authority to put in place a policy that best accomplishes the policy's stated goal of true auditor independence. Consistent with the board's obligation to fashion such a policy would be its ability and, indeed, responsibility to adopt definitions of audit and non-audit services that ensures the company and its auditors comply with all applicable laws and regulations.

Finally, regarding the Company's claims that the proposal relates to the Company's Ordinary Business Operations, we believe this argument should be rejected for the reasons set forth on page two of our letter to you dated January 28, 2002, as well as the reasons set forth above regarding Duke Energy's restrictive definition of audit and non-audit services. Duke Energy's supplement sets up a false dichotomy by arguing that if auditor's cannot perform non-audit services, then the Company will be deprived of those services. The proposal does nothing of the kind. It simply requires that if non-audit services are preformed for the company, they must be done by a firm other than the independent auditor. If they are truly services that are related to the audit and can only be performed by the independent auditor, then those would be audit services.

Based upon the foregoing, the Fund respectfully requests that the Staff not grant Duke Energy the advice it seeks and require that the Fund's proposal be included in Duke Energy's proxy materials for its 2002 annual meeting.

A copy of this letter is concurrently being forwarded to Mr. Lucas at Duke Energy.

Please contact the undersigned with any questions.

Very Truly Yours,

Russell C. Burk
Secretary
Financial Investors Trust

cc: Robert T. Lucas III

RESOLVED: That the shareholders of Duke Energy request that the Board of Directors adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

The Securities and Exchange Commission passed new proxy statement rules that took effect February 5, 2001, which require companies to disclose how much they pay their accounting firms for audit services and non-audit services.

The results have been startling. According to a Wall Street Journal article of April 10, 2001: "The nation's biggest companies last year paid far more money than previously estimated to their independent accounting firms for services other than auditing, newly disclosed figures show, renewing questions about whether such fees create conflicts of interest for auditing firms....At issue: How objective can an accounting firm be in an audit when it is also making millions of dollars providing the client with other services."

That Wall Street Journal article reported that of the 307 S&P 500 companies it had surveyed, the average fees for non-audit services were nearly three times as big as the audit fees. The Company's 2001 proxy statement revealed that it had paid its independent auditor $3.3 million for its audit work and $11.7 million for other work.

When the SEC was seeking comments on its accountant disclosure rules, substantial institutional investors urged that auditors should not accept non-audit fees from companies. The California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, wrote: "The SEC should consider simplifying its Proposal and drawing a bright-line test: no non-audit services to an audit client." TIAA-CREF's Chairman/CEO John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors adopts a policy that in the future any firm appointed to be the Company's independent accountants shall only provide audit services to the Company and not provide any other services.

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

February 12, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules 14a-8(i)(2), 14a-8(i)(3), 14a-8(i)(9) and 14a-8(i)(10)

Ladies and Gentlemen:

On behalf of Duke Energy Corporation, a North Carolina corporation (the "Company"), I am submitting this letter in response to the letter dated February 1, 2002 of Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent") responding to the Company's letter dated January 21, 2002, which was submitted as a supplement to the Company's December 26, 2001 letter to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, requesting that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action against the Company if the Company omits from its 2002 proxy materials the shareholder proposal and accompanying supporting statement (the "Proposal") submitted by the Proponent. The Proposal requests that the Company's Board of Directors adopt a policy that the firm that is appointed to be the Company's independent accountants only provide audit services and not provide any other services to the Company.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter, which has the Company's letters of December 26, 2001 and January 21, 2002, the Proponent's letters of January 28, 2002 and February 1, 2002 and the Proposal attached as Exhibits A, B, C, D and E. A copy of this letter, with exhibits, is also being sent to the Proponent.

I. Rule 14a-8(i)(3) — The Proposal May Be Omitted Because It Contains Statements that are False or Misleading.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements therein not false or misleading."

Based on the language of the Proposal, as clarified by the Proponent's letter of February 1, 2002, the Company submits that the Proposal contains false or misleading statements, which are the following.

The Proposal requests that the Company's Board adopt a policy that the Company's independent accountants "will only provide audit services to the Company and not provide any other services." There are no qualifiers to the dichotomy between "audit" and "other" (non-audit) services that would apply to the Company's independent auditors if the Proposal were to be implemented. The supporting statement of the Proposal then provides the definitional framework which would apply to the resolution upon which the Company's shareholders would vote. It is the definitional framework that is utilized in the examples that the Proponent provides: namely, the proxy disclosure definitional framework which the Company and other companies use in their proxy statements to report "audit" and "non-audit" fee payments to their auditors.

The Company noted in its letter of January 21, 2002 that the Proponent had transmuted a disclosure requirement that differentiates "audit" and "non-audit" services for proxy disclosure purposes into an operational policy pronouncement about the kinds of services that the Company's independent auditors may or may not provide. As specified in the proxy disclosure rules, "audit" services are very narrowly defined and consist of the annual audit and reviews of the financial statements included in the Company's Forms 10-Q for the most recent fiscal year. All services other than the annual audit and such financial statement reviews are "non-audit" services. As a result, if the Proposal were to be implemented, an array of "non-audit" services relating to tax and audit-related matters which do not raise auditor independence issues could not be provided to the Company by the Company's independent auditors. As to other "non-audit" services, the Company notes that it has a policy in place against hiring its independent auditors, Deloitte & Touche LLP, for information technology services relating to financial information systems design and implementation, and accordingly, its independent auditors received no fees from the Company for such services in 2000 or 2001.

The Proponent, in its February 1, 2002 letter now provides a new explanation of what the terms "audit" and "non-audit" actually mean in the Proposal. In that letter the Proponent essentially asserts that the definitions upon which the whole of its supporting statement is predicated—namely, the proxy disclosure definitions—do not apply to the Proposal. Instead, the Proponent asserts that "consistent with the board's obligation to fashion such a policy would be its ability and, indeed, responsibility to adopt definitions of audit and non-audit services that ensure the company and its auditors comply with all applicable laws and regulations."

This change is without support in the Proposal and has major consequences that render the Proposal false and misleading. Most importantly, the definitions that are used in quantifying the results that the Proponent mentions in its supporting statement regarding fees paid by "the nation's biggest companies" to their auditors are now not the definitions that would apply for purposes of the Proposal. Nor is the excerpt from the Company's proxy statement relevant to the Proposal since it provides data concerning fees for "audit" and "non-audit" services that the Proponent now states are not the categories of services to which the Proposal refers.

The Company respectfully submits that the Proponent's new rendition of the Proposal is directly contrary to the plain meaning of the Proposal as submitted. Moreover, in light of the Proponent's new interpretation, the shareholders would be left voting on a Proposal that is different from the proposal that the Proponent apparently desires to present to the shareholders, and different from the proposal that the Proponent apparently desires to have the Board adopt. The Company respectfully submits that this ambiguity and uncertainty render the Proposal excludable under Rule 14a-8(i)(3).

Recently, the Staff indicated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here.

The Company also submits for the reasons previously mentioned that the Proponent is effectively submitting a second, different proposal for consideration by the shareholders in violation of Rule 14a-8(c) and that this second proposal has not been timely submitted pursuant to the requirements of Rule 14a-8(e). Accordingly, the Company additionally submits that the Proposal, in both its prior and revised forms, is excludable under Rules 14a-8(c) and 14a-8(e) on the foregoing basis.

II. Rule 14a-8(i)(2)—The Proposal Would, If Implemented, Cause the Company to Violate Certain Federal Securities Laws.

The Proposal requests that the Board adopt a policy that in the future "the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services." (emphasis added). The Company argued in its December 26, 2001 and January 21, 2002 letters that, given this language in the Proposal, the Company could be required to violate certain federal securities laws if the Proposal were to be implemented and provided examples in its January 21, 2002 letter.

In its February 1, 2002 letter the Proponent clearly attempts to change the definitions of "audit" and "non-audit" in the Proposal in order, the Company submits, to counteract the Company's Rule 14a-8(i)(2) argument that implementing the Proposal could require the Company to violate federal securities laws. Specifically, the Proponent sets forth in its February 1, 2002 letter the entirely new concept that the Company's Board of Directors has the "ability and, indeed, the responsibility to adopt definitions of audit and non-audit services that ensures the company and its auditors comply with all applicable laws and regulations." The Proposal does not so provide. The change, however, is significant since it is a patent admission that the definitions in the Proposal, as submitted, cannot ensure that the Company and its auditors will be able to comply with all applicable laws and regulations.

The Company submits that the Proponent's new assertions provide additional support for the Company's Rule 14a-8(i)(2) claim, as set forth in the Company's prior two letters.

III. Rule 14a-8(i)(10) — The Proposal May Be Omitted Because It Has Been Substantially Implemented.

Rule 14a-8(i)(10) provides that a proposal may be excluded from a company's proxy materials "if the company has already substantially implemented the proposal." The Company submits that the Proposal is excludable from its 2002 proxy materials under Rule 14a-8(i)(10) since the Proposal is in process of being substantially implemented by virtue of business restructurings at Deloitte & Touche and the other "Big Five" accounting firms, as specified below.

Deloitte & Touche, the Company's present independent auditors and, subject to shareholder ratification, the Company's independent auditors for 2002, recently announced that it will be separating its auditing and consulting businesses. The other four "Big Five" accounting firms (PricewaterhouseCoopers, Arthur Andersen LLP, KPMG LLP and Ernst & Young) have already undertaken, or have announced that they will be undertaking, a separation of their consulting and auditing services. In the Company's view, Deloitte & Touche's announcement, coupled with these developments at the other "Big Five" accounting firms, should obviate any need to adopt the Proposal.

The Company particularly notes that a proposal may be excluded from a company's proxy materials under Rule 14a-8(i)(10) if it is being substantially implemented but has not been completely implemented such that the proposal has not become moot. In Philadelphia Electric Co. (February 24, 1984), for example, a shareholder proposal requesting the company to promote a more aggressive environmental conservation program was found to be excludable under Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)), the company arguing that it was pursuing the requested conservation and alternative energy programs. In International Business Machines Corporation (January 31, 1994) the Staff took the position that a shareholder proposal requiring the company to adopt stated environmental policies was excludable, again on the basis of the proposal being substantially implemented due to that company's then existing environmental policies and practices. Given the structural changes that the Company's independent auditors and the other "Big Five" accounting firms have implemented or are implementing, the Company believes that the Proposal is excludable pursuant to Rule 14a-8(i)(10) on a similar basis.

IV. Rule 14a-8(i)(9)—The Proposal Conflicts with the Company's Proposal for the Ratification of Its Independent Auditors.

In its December 26, 2001 letter the Company argued that it may properly exclude the Proposal from its proxy materials under Rule 14a-8(i)((9) since the Proposal directly conflicts with the Company's proposal requesting the ratification of Deloitte & Touche as the Company's independent auditors for 2002, which the Company is submitting to its shareholders at its 2002 Annual Meeting of Shareholders. As the Company noted in that letter, the proposals will conflict with one another since the Company has already retained, subject to shareholder ratification, Deloitte & Touche to perform "non-audit" services, which the Proposal, if implemented, would prohibit.

The Company wishes to note that the "contention" that the Proponent attributes to the Company with respect to its Rule 14a-8(i)(9) claim is nowhere to be found in the Company's December 26, 2001 and January 21, 2002 letters. The Proponent asserts that the Company contends that "any precatory proposal that conflicts with a Board proposal must be excluded." Nowhere in the Company's letters of December 26, 2001 and January 21, 2002 does the Company make any such assertion or even discuss precatory proposals. Moreoever, the Proponent's ensuing discussion in its February 1, 2002 letter regarding the implications of the foregoing "contention" is therefore also irrelevant. Instead, the Company wishes to reiterate that its Rule 14a-8(i)(9) claim has its basis in the Company's very real concerns regarding how the Company would proceed if both the Proposal and the Company's proposal for independent auditor ratification were approved by the Company's shareholders.

The Company reaffirms its belief that the Proposal is properly excludable under Rule 14a-8(i)(9) for the reasons mentioned in its December 26, 2001 and January 21, 2002 letters. The Company also wishes to reiterate that a request for exclusion under Rule 14a-8(i)(9) was not included in the no-action request of The Walt Disney Company (Staff reply dated December 19, 2001), with respect to which the Staff found a similar proposal not to be excludable from that company's proxy materials.

The Company respectfully requests your confirmation that the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders for the reasons specified in the Company's December 26, 2001 and January 21, 2002 letters and herein.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope.

Should you disagree with our conclusions or have any questions regarding this letter, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call the undersigned at (704) 382-8152 in such event.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

Exhibit A

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

December 26, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, 14a-8(i)(7) and 14a-8(i)(9)

Ladies and Gentlemen:

On behalf of Duke Energy Corporation, a North Carolina corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement referenced herein (the "Proposal"), which has been submitted by Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on March 18, 2002. I hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the

interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated November 14, 2001.

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(7) and 14a-8(i)(9) under the Act, and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(7) — The Proposal May Be Omitted Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal deals with a matter relating to the registrant's ordinary business operations. The term "ordinary business" is a legal term of art that is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the

company's business and operations, as discussed by the Commission in Release No. 34-40018 (May 21, 1998).

The Proposal requests that the Board of Directors "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services." Given that, as stated in the accompanying supporting statement, the current independent accountants for the Company perform other services for the Company, the Proposal seeks to change the criteria by which the Board of Directors chooses the Company's independent accountants.

The Staff has previously affirmed that stockholder proposals relating to the manner in which independent accountants are chosen may be excluded as relating to matters reserved for management. In a no-action letter issued to Community Bancshares, Inc. (March 15, 1999), the Staff did not recommend enforcement action with respect to the registrant's decision to omit a stockholder's proposal because the proponent attempted to change the manner in which that company's auditors were selected. The proponent desired that the company amend its bylaws to require that an audit committee be established to choose the company's auditors from a group meeting specified criteria. As with the Proposal at issue, the auditor selection proposal in Community Bancshares dealt with a routine management matter--a matter reserved for the Board. In a number of other recent no-action letters the Staff has also taken the position that a company's ordinary business operations include the selection of independent auditors. See, e.g., Rentrak Corporation (June 9, 1997); and Transamerica Corporation (March 8, 1996) (stockholder proposal may be omitted where proposal relates to the method of and

selection of the company's independent accountants). In Rentrak Corporation (June 9, 1997), the Division noted that the company's ordinary business operations include "internal auditing policies" and, in Transamerica Corporation (March 8, 1996), the Division noted that the company's ordinary business operations include the "selection" of the company's independent auditors. See also, LTV Corporation (December 30, 1996) (proposals requiring report on auditors' financial capacity to pay malpractice claims); Occidental Petroleum Corporation (December 28, 1995) and LTV Corporation (November 22, 1995) (proposals requiring auditors to provide surety); Texaco Inc. (August 23, 1993) (proposal requiring rotation of auditors every three to five years); Pacific Gas & Electric Company (January 26, 1993) (proposal requiring rotation of auditors every three years); and Monsanto Company (January 17, 1989) (proposal requiring independent auditors to be selected by competitive bidding).

The Proponent's allegations regarding possible conflict of interest do not warrant a finding that retention of independent accountants is not an issue of "ordinary business operations." With respect to potential conflicts of interest by outside professional advisors retained by a company, the Staff has regarded proposals which establish criteria for the board of directors to choose such advisors as falling within the realm of the ordinary business exclusion of Rule 14a-8(i)(7). In Excalibur Technologies Corporation (April 30, 1998), the proposal requested that, to prevent any potential conflicts of interest, the company's board adopt a policy that it would not retain as the Company's outside legal counsel any firm who also acted as counsel for any 5% or greater shareholder of the Company. The Staff found a basis for omitting the proposal from the Company's proxy materials under Rule 14a-8(c)(7) since the proposal is

directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the employment and supervision of outside legal counsel). In Anchor BanCorp Wisconsin Inc. (March 26, 1993), the shareholder proposed that the registrant not retain legal counsel who had appeared against the registrant in other actions. In Conchemco, Inc. (December 19, 1978), the shareholder proposed that the registrant discontinue retention of a law firm, one of whose partners was a director of Conchemco. The registrants in Anchor BanCorp and Conchemco asserted, and the Staff did not disagree, that the Board of Directors was the appropriate vehicle for determining and resolving conflicts of interest.

The Company appreciates the concern of the Proponent that the Company receive auditing services from an independent accountant which is free from any conflicts of interest. However, while shareholders may be interested in which accountants are engaged to provide auditing services to the Company, it is ultimately the Board of Directors or Audit Committee of the Board of the Company, subject to shareholder ratification, that is charged with making such appointment. The Company has evaluated the issues that the Proponent has raised and has determined that the Company has procedures in place to assure that it continues to receive disinterested auditing services from the auditors it appoints. Accordingly, the Company respectfully submits that the Proposal is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(9) — The Proposal May Be Omitted Because it Conflicts with the Company's Proposal.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own

proposals to be submitted to shareholders at the same meeting." At its 2002 Annual Meeting, the Company intends to recommend a vote to ratify Deloitte & Touche LLP, who currently perform other, non-auditing services for the Company, as its independent auditors for 2002. The Proposal, on the other hand, proposes that the Board adopt a policy whereby an auditing firm which performs other, non-auditing services for the Company may not be appointed to be the Company's independent accountant. On its face, the Proposal directly conflicts with the Company's own proposal and is therefore properly excludable under Rule 14a-8(i)(9).

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would present alternative and conflicting decisions for shareholders. See, e.g., BankBoston Corporation (June 7, 1999); and Mattel, Inc. (March 4, 1999). Furthermore, in the Amendments to Rules of Shareholder Proposals (Release No. 34-40018, May 21, 1998), the Commission indicated that conflicting proposals do not need to be identical in scope or focus for Rule 14a-8(i)(9) to be available. See Phillips-Van Heusen Corporation (April 21, 2000) (proposal excludable because it would present "alternative and conflicting decisions for shareholders" and, if approved, could lead to "inconsistent and ambiguous" results), and Pepsico, Inc. (January 13, 2000) (a proposal affecting nominee for directorships could be excluded under Rule 14a-8(i)(9)). The Proposal creates the likelihood of leading to an inconsistent and ambiguous result. As noted above, the Board will recommend a vote to ratify the accounting firm which currently performs, and the Company expects will continue to perform, non-auditing services for the Company. The Proposal calls for the

Board to adopt a policy that no auditing firm which performs non-auditing services for the Company may be appointed as independent accountants for the Company. Both the Proponent's Proposal and the Board's proposal are proposing action to be taken at the 2002 Annual Meeting. If both proposals were approved, it would create an ambiguous result. By ratifying the Board's appointment for independent auditor and approving the Proposal, it is clear that the Proposal would be violated due to such ratification. Thus the Proposal directly conflicts with the Company's own proposal and is properly excludable under Rule 14a-8(i)(9).

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being sent to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, we would appreciate receipt of the Staff's response on or before February 8, 2002.

Should you disagree with our conclusions, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call the undersigned at (704) 382-8152 if you have any questions with respect to this matter.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

RESOLVED: That the shareholders of Duke Energy request that the Board of Directors adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

The Securities and Exchange Commission passed new proxy statement rules that took effect February 5, 2001, which require companies to disclose how much they pay their accounting firms for audit services and non-audit services.

The results have been startling. According to a Wall Street Journal article of April 10, 2001: "The nation's biggest companies last year paid far more money than previously estimated to their independent accounting firms for services other than auditing, newly disclosed figures show, renewing questions about whether such fees create conflicts of interest for auditing firms....At issue: How objective can an accounting firm be in an audit when it is also making millions of dollars providing the client with other services."

That Wall Street Journal article reported that of the 307 S&P 500 companies it had surveyed, the average fees for non-audit services were nearly three times as big as the audit fees. The Company's 2001 proxy statement revealed that it had paid its independent auditor $3.3 million for its audit work and $11.7 million for other work.

When the SEC was seeking comments on its accountant disclosure rules, substantial institutional investors urged that auditors should not accept non-audit fees from companies. The California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, wrote: "The SEC should consider simplifying its Proposal and drawing a bright-line test: no non-audit services to an audit client." TIAA-CREF's Chairman/CEO John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors adopts a policy that in the future any firm appointed to be the Company's independent accountants shall only provide audit services to the Company and not provide any other services.

Exhibit B

Duke Energy®

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

January 21, 2002

Sent via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules 14a-8(i)(2), 14a-8(i)(7) and 14a-8(i)(9)

Ladies and Gentlemen:

On behalf of Duke Energy Corporation, a North Carolina corporation (the "Company"), I am supplementing the Company's letter dated December 26, 2001, which was submitted to the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, requesting that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action against the Company if the Company omits from its 2002 proxy materials the shareholder proposal and accompanying supporting statement (the "Proposal") submitted by Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent"). The Proposal requests that the Company's Board of Directors adopt a policy that the firm that is appointed to be the Company's independent accountants only provide audit services and not provide any other services to the Company.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter, which has the Company's letter of December 26, 2001 and the Proposal attached as Exhibits A and B. A copy of this letter, with exhibits, is also being sent to the Proponent.

In a recently published response to the no-action request of The Walt Disney Company (December 18, 2001), the Staff was unable to concur that Disney may exclude a proposal similar to the Proposal under Rule 14a-8(i)(7). The Staff stated: "[i]n view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." We believe that the Company's no-action request differs from the Disney no-action request for the reasons set forth below. Accordingly, we respectfully request that the Staff concur in our view that the Company may exclude the Proposal from its 2002 proxy materials.

I. Rule 14a-8(i)(9)—The Proposal Conflicts with the Company's Proposal for the Ratification of Its Independent Auditors.

At its 2002 Annual Meeting of Shareholders, the Company will propose that its shareholders ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors. The Proposal would directly conflict with that proposal. Specifically, if the shareholders ratify the appointment of Deloitte & Touche and also adopt the Proposal, the proposals will conflict with one another since the Company has already retained, subject to shareholder ratification, Deloitte & Touche to perform "non-audit" services.

The Company submitted in its December 26, 2001 letter, which contains a more detailed discussion of relevant issues, that the Proposal is properly excludable under Rule 14a-8(i)(9). We note that no Rule 14a-8(i)(9) argument was included in the Disney no-action request.

II. Rule 14a-8(i)(2)—The Proposal Would, If Implemented, Cause the Company to Violate Certain Federal Securities Laws.

The Proposal suggests a seeming solution to concerns that have recently been addressed by the Commission regarding auditor independence. That "solution" is to prohibit the Company's independent auditors from providing "non-audit" services. The Proposal uses as its starting point the recently adopted proxy disclosure rules set forth in Release No. 34-43602 (November 21, 2000) which require companies to disclose in their proxy statements fees billed for "audit" and other ("non-audit") services rendered to them by their independent auditors during the most recent fiscal year. The Proposal also cites the dollar amounts that the Company disclosed in its 2001 proxy statement in accordance with revised Item 9 of Schedule 14A as fees paid to its independent auditors: "$3.3 million for its audit work and $11.7 million for other work ". As specified in the proxy disclosure rules, "audit" services consist of the annual audit and reviews of the financial statements included in the Company's Forms 10-Q for the most recent fiscal year. All services other than the annual audit and such financial statement reviews are "non-audit" services. The Proposal thus requests that the Company engage its independent auditors for no services other than performing the annual audit and the aforementioned reviews.

The Company respectfully submits that transmuting a disclosure requirement that differentiates "audit" and "non-audit" services in this fashion into an operational policy pronouncement pursuant to which, if the Proposal is implemented, "non-audit" services may not be properly provided to the Company by the independent auditors that provide "audit" services to it is an inappropriate extension of the disclosure framework and terminology, and would cause the Company substantial difficulty in, and in some cases prohibit it from, complying with applicable federal securities laws.

Rule 14a-8(i)(2) provides that a company may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company respectfully submits that it requires its independent auditors to provide certain "non-audit" services, within the meaning provided in the proxy disclosure rules and the Proposal, in order to comply with certain federal securities laws. Accordingly, if the Proposal were to be implemented, it could cause the Company to violate certain of such laws. The Company submits that the Proposal is properly excludable under Rule 14a-8(i)(2) on this basis.

The category of "non-audit" services, as used in Release No. 34-43602 and in the Proposal, is comprised of an extensive array of services, many of which do not raise auditor independence issues. Indeed, the "non-audit" services enumerated below relate to and arise out of the "audit" services that the Company's independent auditors provide and enable the Company to fulfill its obligations under various rules and regulations of the Commission. Prohibiting the Company's independent auditors from performing these services would have negative statutory and practical consequences, including, in some cases, causing the Company to violate applicable securities laws.

(1) Auditors' Consents: In registration statements filed under the Securities Act of 1933, as amended, which include or incorporate by reference the audited financial statements of the Company, the Company is required to include the consent of its independent auditors with respect to the inclusion of their audit report in the filing. Consistent with their responsibilities, the Company's independent auditors also review the filing prior to providing their consent in order to assure that the financial statements included or incorporated by reference therein match those that have been audited. These services are "non-audit" services within the meaning of the proxy disclosure rules and the Proposal. If the Company is prohibited from retaining its independent auditors to perform such services, as the Proposal would require if implemented, the Company would be unable to file its registration statements in compliance with applicable federal securities laws.

(2) Responding to Staff Comments. Pursuant to a review of the Company 's filings under the Securities Exchange Act of 1934, the Staff on occasion provides accounting comments with respect to the financial statements included or incorporated by reference in those filings. Without the assistance of the Company's independent auditors, the Company could not respond to these comments. Indeed, the Staffs comments may sometimes be addressed directly to the Company's auditors. Again, these services are "non-audit" services within the meaning of the proxy disclosure rules and the Proposal. Accordingly, the Proposal would prohibit the Company from retaining its independent auditors for these services and could prevent it from complying with its disclosure obligations.

(3) Pre-Clearance with Office of Chief Accountant: In a publication entitled "Guidance for Consulting with the Office of the Chief Accountant" (December 12, 2001), the Staff noted that it has "long encouraged companies and their auditors to consult with the Office of the Chief Accountant on accounting, financial reporting and auditing questions." Included in the information that the Staff requests in connection with pre-clearance inquiries is, as described in that Staff publication, the "conclusion of the auditor and whether the submission and the proposed accounting have been discussed with the auditor's national office or other technical resource . . . ." The Proposal, if adopted, would restrict the Company 's ability to avail itself of this procedure in such cases.

(4) Shareholder Meetings. Under Item 9 of Schedule 14A the Company is required to disclose whether representatives of its independent auditors are expected to be present at a shareholders meeting, whether they will have an opportunity to make a statement if they desire to do so and whether they will be available to respond to appropriate questions. The Company's independent auditors attend each annual meeting of the Company's shareholders and make themselves available to answer questions. If the Proposal were implemented, the Company would not be able to retain its independent auditors for this "non-audit" service.

The Company submits that the foregoing examples are not technicalities. Rather, they are examples of the kinds of "day-to-day" functions that the Company's independent accountants provide and illustrate the problems that the Proposal's "across the board" prohibition concerning "non-audit" services causes. In certain cases, the result would be violations of applicable securities laws. The Company respectfully requests that the Staff confirm that it will not take any enforcement action if the Company excludes the Proposal from its 2002 proxy materials under Rule 14a-8(i)(2) on this basis.

III. Rule 14a-8(i)(7)—The Proposal May Be Omitted Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

In its December 26, 2001 letter, the Company cited numerous no-action letters with respect to which the Commission held that shareholder proposals seeking to dictate the manner in which a company's independent auditors are chosen were properly excludable under Rule 14a-8(i)(7). Since the Staff's recent response to Disney has modified that line of precedents, the Company believes that some additional discussion of the reasons supporting its Rule 14a-8(i)(7) request is appropriate. Certain of those reasons differ from those provided in the Disney no-action request.

Rule 14a-8(i)(7) provides that a company may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal deals with a matter relating to the company's ordinary business operations. As stated in Release No. 34-40018 (May 21, 1998) the general underlying policy of the exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Specifically, a proposal may be excluded under Rule 14a-8(i)(7) because, as is the case here, it addresses "tasks so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and it seeks to "micro-manage" the company. (See Release No. 34-40018) The Company understands that in cases in which proposals raise sufficiently significant social policy issues the ordinary business exclusion of Rule 14a-8(i)(7) may be found not to apply. The Company also understands that the Staff has found that a company may exclude a proposal in certain cases notwithstanding the existence of such policy issues. (See Duke Energy Corporation (February 16, 2001) and E.I. du Pont de Nemours and Co. (March 8, 1991)) The Company believes that the following facts are pertinent to such a determination.

The Company consults with its independent auditors with respect to numerous issues in the course of any given fiscal year. By consulting with its independent auditors, for example, the Company gains assurance that it is applying the proper accounting treatment when a transaction occurs. The Proposal would prohibit the Company's independent auditors from providing this and other "non-audit" services.

A second case in point relates to providing comfort letters with respect to the Company's public securities offerings, which generally occur a number of times each year. If the Company were to engage a firm other than its independent auditors to perform this "non-audit" service, that firm would need to do extensive work to obtain the necessary level of comfort to issue such an opinion. The result would be overall higher costs for the Company and would also seriously impede the Company's ability to react in a timely manner to attractive pricing in the capital markets, thereby harming the Company and its shareholders. Clearly, the Company's independent auditors are the appropriate party to provide comfort letters. The Proposal, if implemented, however, would prohibit the Company's independent auditors from performing this "non-audit" task.

The Company's independent auditors also provide tax services to the Company, which are included as "non-audit" services. Indeed, of the $11.8 million of "non-audit" fees cited in the Proposal, some $8.4 million relate to fees for tax services. With respect to tax services provided to audit clients, Release No. 34-43602 provides: "As the rule text and this Release make clear, accountants will continue to be able to provide tax services to audit clients." Contrary to that pronouncement, however, the Proposal would remove that possibility.

Of the $3.4 million of "non-audit" fees reported in the Company's 2001 proxy statement that do not relate to tax services, $0.6 million was paid for implementation assistance for FASB No. 133, $2.3 million for procedures related to subsidiary financial statements and securities offerings, and $0.5 million for other miscellaneous services. These examples constitute only some of the "non-audit" services that the Company's independent auditors provide and that are integral to the Company's day-to-day functioning. The Company's independent auditors, for example, also perform due diligence for acquisitions, which is also a "non-audit" service. Certain other examples are listed in II above.

Even if only part of a shareholder proposal submitted under Rule 14a-8 relates to a company's ordinary business operations, the Staff has taken the position that the entire Proposal may be excluded under Rule 14a-8(i)(7). In Wal-Mart Stores, Inc. (March 15, 1999), for example, the Staff noted "in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under

Rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal. . . in reliance on Rule 14a-8(i)(7)." In Chrysler Corporation (February 18, 1998) the Staff noted that "There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(7). The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters. . ." See also Kmart Corporation (March 12, 1999) and Warnaco Group, Inc. (March 12, 1999), in which proposals were held to excludable on a similar basis. In the case at hand, the "non-audit" services that the Proposal seeks to prohibit include services such as those enumerated in II above which clearly do not raise auditor independence issues. Instead they involve day-to-day ordinary business matters, which, the Company submits, would render the Proposal excludable under Rule 14a-8(i)(7).

The Company also notes that the Staff has permitted exclusion under Rule 14a-8(i)(7) of certain proposals that address a topic on which the Commission has promulgated a rule, but which seek to require a company to do more than that rule requires. For example, when a proposal seeks to require a company to make a financial disclosure that goes beyond the financial statement disclosures which are required by the rules of the Commission, the Staff has permitted the company to exclude the proposal under Rule 14a-8(i)(7). In Santa Fe Southern Pacific Corporation (January 30, 1986), the Staff allowed the exclusion of a proposal requiring the preparation and disclosure of certain financial statements to which the company objected. The Staff stated: "[t]here appears to be some basis for your opinion that the proposal may be omitted from the

Company's proxy material under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the determination to make financial disclosure not required by law)." The Company believes that this is a similar case.

The Commission addressed the issues raised by the Proposal in a recently concluded rulemaking process. In Release No 34-43602, which is the adopting release for those rules, the Commission noted that "under the final rule, accountants will continue to be able to provide a wide variety of non-audit services to their audit clients." The Proposal would run contrary to this determination.

The Division recently noted that the Staff may make different determinations regarding proposals that address the same subject matter. In its Staff Legal Bulletin No. 14 (Shareholder Proposals) the Division stated: "We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter." The proposals submitted to the Company and to Disney address the same or similar subject matters. The Company believes, however, that different determinations are appropriate for the reasons specified above.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders for the reasons specified in the Company's December 26, 2001 letter as supplemented above.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope.

Should you disagree with our conclusions or have any questions regarding this letter, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call the undersigned at (704) 382-8152 in such event.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

Duke Energy®

Exhibit A

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

VIA FEDERAL EXPRESS

December 26, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, 14a-8(i)(7) and 14a-8(i)(9)

Ladies and Gentlemen:

On behalf of Duke Energy Corporation, a North Carolina corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement referenced herein (the "Proposal"), which has been submitted by Financial Investors Trust on behalf of the United Association S&P 500 Index Fund (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on March 18, 2002. I hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the

interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated November 14, 2001.

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(7) and 14a-8(i)(9) under the Act, and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(7) — The Proposal May Be Omitted Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal deals with a matter relating to the registrant's ordinary business operations. The term "ordinary business" is a legal term of art that is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the

company's business and operations, as discussed by the Commission in Release No. 34-40018 (May 21, 1998).

The Proposal requests that the Board of Directors "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services." Given that, as stated in the accompanying supporting statement, the current independent accountants for the Company perform other services for the Company, the Proposal seeks to change the criteria by which the Board of Directors chooses the Company's independent accountants.

The Staff has previously affirmed that stockholder proposals relating to the manner in which independent accountants are chosen may be excluded as relating to matters reserved for management. In a no-action letter issued to Community Bancshares, Inc. (March 15, 1999), the Staff did not recommend enforcement action with respect to the registrant's decision to omit a stockholder's proposal because the proponent attempted to change the manner in which that company's auditors were selected. The proponent desired that the company amend its bylaws to require that an audit committee be established to choose the company's auditors from a group meeting specified criteria. As with the Proposal at issue, the auditor selection proposal in Community Bancshares dealt with a routine management matter--a matter reserved for the Board. In a number of other recent no-action letters the Staff has also taken the position that a company's ordinary business operations include the selection of independent auditors. See, e.g., Rentrak Corporation (June 9, 1997); and Transamerica Corporation (March 8, 1996) (stockholder proposal may be omitted where proposal relates to the method of and

selection of the company's independent accountants). In Rentrak Corporation (June 9, 1997), the Division noted that the company's ordinary business operations include "internal auditing policies" and, in Transamerica Corporation (March 8, 1996), the Division noted that the company's ordinary business operations include the "selection" of the company's independent auditors. See also, LTV Corporation (December 30, 1996) (proposals requiring report on auditors' financial capacity to pay malpractice claims); Occidental Petroleum Corporation (December 28, 1995) and LTV Corporation (November 22, 1995) (proposals requiring auditors to provide surety); Texaco Inc. (August 23, 1993) (proposal requiring rotation of auditors every three to five years); Pacific Gas & Electric Company (January 26, 1993) (proposal requiring rotation of auditors every three years); and Monsanto Company (January 17, 1989) (proposal requiring independent auditors to be selected by competitive bidding).

The Proponent's allegations regarding possible conflict of interest do not warrant a finding that retention of independent accountants is not an issue of "ordinary business operations." With respect to potential conflicts of interest by outside professional advisors retained by a company, the Staff has regarded proposals which establish criteria for the board of directors to choose such advisors as falling within the realm of the ordinary business exclusion of Rule 14a-8(i)(7). In Excalibur Technologies Corporation (April 30, 1998), the proposal requested that, to prevent any potential conflicts of interest, the company's board adopt a policy that it would not retain as the Company's outside legal counsel any firm who also acted as counsel for any 5% or greater shareholder of the Company. The Staff found a basis for omitting the proposal from the Company's proxy materials under Rule 14a-8(c)(7) since the proposal is

directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the employment and supervision of outside legal counsel). In Anchor BanCorp Wisconsin Inc. (March 26, 1993), the shareholder proposed that the registrant not retain legal counsel who had appeared against the registrant in other actions. In Conchemco, Inc. (December 19, 1978), the shareholder proposed that the registrant discontinue retention of a law firm, one of whose partners was a director of Conchemco. The registrants in Anchor BanCorp and Conchemco asserted, and the Staff did not disagree, that the Board of Directors was the appropriate vehicle for determining and resolving conflicts of interest.

The Company appreciates the concern of the Proponent that the Company receive auditing services from an independent accountant which is free from any conflicts of interest. However, while shareholders may be interested in which accountants are engaged to provide auditing services to the Company, it is ultimately the Board of Directors or Audit Committee of the Board of the Company, subject to shareholder ratification, that is charged with making such appointment. The Company has evaluated the issues that the Proponent has raised and has determined that the Company has procedures in place to assure that it continues to receive disinterested auditing services from the auditors it appoints. Accordingly, the Company respectfully submits that the Proposal is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(9) — The Proposal May Be Omitted Because it Conflicts with the Company's Proposal.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own

proposals to be submitted to shareholders at the same meeting." At its 2002 Annual Meeting, the Company intends to recommend a vote to ratify Deloitte & Touche LLP, who currently perform other, non-auditing services for the Company, as its independent auditors for 2002. The Proposal, on the other hand, proposes that the Board adopt a policy whereby an auditing firm which performs other, non-auditing services for the Company may not be appointed to be the Company's independent accountant. On its face, the Proposal directly conflicts with the Company's own proposal and is therefore properly excludable under Rule 14a-8(i)(9).

It is well established under Rule 14a-8(i)(9) that a company may omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would present alternative and conflicting decisions for shareholders. See, e.g., BankBoston Corporation (June 7, 1999); and Mattel, Inc. (March 4, 1999). Furthermore, in the Amendments to Rules of Shareholder Proposals (Release No. 34-40018, May 21, 1998), the Commission indicated that conflicting proposals do not need to be identical in scope or focus for Rule 14a-8(i)(9) to be available. See Phillips-Van Heusen Corporation (April 21, 2000) (proposal excludable because it would present "alternative and conflicting decisions for shareholders" and, if approved, could lead to "inconsistent and ambiguous" results), and Pepsico, Inc. (January 13, 2000) (a proposal affecting nominee for directorships could be excluded under Rule 14a-8(i)(9)). The Proposal creates the likelihood of leading to an inconsistent and ambiguous result. As noted above, the Board will recommend a vote to ratify the accounting firm which currently performs, and the Company expects will continue to perform, non-auditing services for the Company. The Proposal calls for the

Board to adopt a policy that no auditing firm which performs non-auditing services for the Company may be appointed as independent accountants for the Company. Both the Proponent's Proposal and the Board's proposal are proposing action to be taken at the 2002 Annual Meeting. If both proposals were approved, it would create an ambiguous result. By ratifying the Board's appointment for independent auditor and approving the Proposal, it is clear that the Proposal would be violated due to such ratification. Thus the Proposal directly conflicts with the Company's own proposal and is properly excludable under Rule 14a-8(i)(9).

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action if the Company omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being sent to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, we would appreciate receipt of the Staff's response on or before February 8, 2002.

Should you disagree with our conclusions, we respectfully request the opportunity to confer with you prior to the issuance of the Staff's response. Please do not hesitate to call the undersigned at (704) 382-8152 if you have any questions with respect to this matter.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Russell C. Burk
Secretary
Financial Investors Trust
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627

RESOLVED: That the shareholders of Duke Energy request that the Board of Directors adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

The Securities and Exchange Commission passed new proxy statement rules that took effect February 5, 2001, which require companies to disclose how much they pay their accounting firms for audit services and non-audit services.

The results have been startling. According to a Wall Street Journal article of April 10, 2001: "The nation's biggest companies last year paid far more money than previously estimated to their independent accounting firms for services other than auditing, newly disclosed figures show, renewing questions about whether such fees create conflicts of interest for auditing firms....At issue: How objective can an accounting firm be in an audit when it is also making millions of dollars providing the client with other services."

That Wall Street Journal article reported that of the 307 S&P 500 companies it had surveyed, the average fees for non-audit services were nearly three times as big as the audit fees. The Company's 2001 proxy statement revealed that it had paid its independent auditor $3.3 million for its audit work and $11.7 million for other work.

When the SEC was seeking comments on its accountant disclosure rules, substantial institutional investors urged that auditors should not accept non-audit fees from companies. The California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, wrote: "The SEC should consider simplifying its Proposal and drawing a bright-line test: no non-audit services to an audit client." TIAA-CREF's Chairman/CEO John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors adopts a policy that in the future any firm appointed to be the Company's independent accountants shall only provide audit services to the Company and not provide any other services.

Exhibit C

RECEIVED
JAN 29 2002
ROBERT T. LUCAS III

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

January 28, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Response to Duke Energy Corporation's Letter for Omission of Stockholder Proposal

Ladies and Gentlemen:

On behalf of the United Association S&P 500 Index Fund (hereinafter "the Fund"), we are responding to the December 26, 2001, letter from Duke Energy Corporation ("Duke Energy") seeking a no-action letter from the SEC regarding its intention to omit the Fund's shareholder proposal calling upon Duke Energy to "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services."

The Company seeks to omit the proposal pursuant to Rule 14a-8(i)(7) claiming that it relates to the ordinary business operations of Duke Energy and pursuant to Rule 14a-8(i)(9) claiming that it conflicts with Duke Energy's proposal to seek shareholder approval of the boards selection of "independent" auditors.

Recently, your Office issued a ruling on a similar proposal submitted to the Walt Disney Company, which Disney sought to exclude from its proxy materials based upon its interpretation of Rule 14a-8(i)(7). By letter dated December 18, 2001, from the Division of Corporation Finance, Disney's reliance on that rule was rejected:

> In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

The Walt Disney Company, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 849 at *1 (Dec. 18, 2001).

For reasons similar to those expressed in response to Disney's request for a No-Action letter, the Fund believes that Duke Energy's request likewise should be denied. The Fund respectfully submits that Duke Energy has confused the ordinary business of "choosing" auditors (<u>see</u> the numerous rulings cited by Duke Energy on pages 3-5 of its letter) with the broad policy sought in the proposal to ensure that whoever Duke Energy selects to be its independent accountant is truly "independent" by removing the potential for conflicts of interest that is created if the accountant renders "other" services to Duke Energy in addition to its audit service.

To put it plainly, the Fund's proposal does not seek, nor does it care, who Duke Energy selects to be its independent accountant. All that the Fund's proposal seeks is protection that the independent accountant's objectivity is not compromised by receiving payment for other services to Duke Energy.

There can be no doubt that this is a serious, widespread issue of enormous concern to shareholders. The new disclosure rules that the SEC put in effect in 2001 have generated such startling revelations as:

--AOL Time Warner paying its "independent" accountants $7.9 million for audit work and $51.1 million for other work;

--AT&T paying its "independent" accountants $7.9 million for audit work and $48.3 million for other work;

--Eli Lily paying its "independent" accountants $3.2 million for audit work and $28.9 million for other work;

--Exxon Mobil paying its "independent" accountants $18.3 million for audit work and $65.3 million for other work;

--Ford paying its "independent" accountants $18 million for audit work and $70 million for other work;

--General Electric paying its "independent" accountants $18 million for audit work and $79.7 million for other work;

--J.P. Morgan Chase paying its "independent" accountants $21.3 million for audit work and $84.2 million for other work;

--Sprint paying its "independent" accountants $2.5 million for audit work and $55.4 million for other work.

--Veritas paying its "independent" accountants $800,000 for audit work and $17.7 million for other work.

The Company argues on page 5 of its letter that it uses its "independent" accountant to perform other work because it has evaluated the issues and has safeguards in place to ensure that its audits are conducted in an objective and impartial manner.

The Fund submits that those same types of arguments could have been used in the various audit scandals that have occurred in recent years that spurred the SEC to require the disclosure of payments to accountants. For example: Arthur Andersen agreed to pay Sunbeam investors $110 million to settle a lawsuit alleging the audit firm had fraudulently misrepresented the company's earnings performance in the late 1990s (IRRC Corporate Governance Highlights, May 11, 2001, page 3);

PriceWaterhouseCoopers agreed to pay $55 million to settle a class action lawsuit alleging it defrauded Microstrategy investors by approving financial reports that inflated the company's earnings and revenues (id.); Ernst & Young paid $335 million to settle charges that it certified financial statements that fraudulently inflated earnings for Cendant (id.); and Arthur Andersen and individual partners were fined more than $7 million by the SEC for allegedly filing false and misleading audit reports at Waste Management (Chicago Tribune, June 20, 2001, page 1, Section 3).

Moreover, while it is too early to make conclusions until all the facts are revealed, the recent meltdown of Enron Corporation at least signals the potentially severe consequences that can result if auditor independence is compromised.

The Company's letter states on page 3 that it believes "[t]he Staff has previously affirmed that stockholder proposals relating to the manner in which independent accountants are chosen may be excluded as relating to matters reserved for management."

The Fund respectfully, but fervently, disagrees with Duke Energy on this vital point. The Fund does not believe that the Commission's rules are intended to exclude shareholders from participating in the maintenance of auditor independence by preventing them from filing precatory proposals to remove conflicts of interest and to ensure true independence for auditors. The Fund does believe that a prime purpose of the Commission's disclosure rules on payments to accountants was to provide information to shareholders on this critical subject so that shareholders could react in a responsible and meaningful way to the disclosures.

The Commission recently recognized the need for auditor independence in promulgating its Final Rule: Revision of the Commission's Auditor Independence Requirements, (File No. S7-13-00; Release 33-7919). This document identifies that "there is growing concern on the part of the Commission and users of financial statements about the effects on independence when auditors provide both audit and non-audit services to their audit clients. . . .[I]ncreases in the absolute and relative size of the fees charged for non-audit services have exacerbated these concerns. . . . [T]he rapid rise in the growth of non-audit services has increased the economic incentives for the auditor to preserve a relationship with the audit client, thereby increasing the risk that the auditor will be less inclined to be objective." The report goes on to detail and document various other adverse incentives that provision of non-audit services can create, and how these incentives can affect investor confidence in the independence of auditors.

Accordingly, the Commission expressed it belief "that disclosures that shed light on the independence of public companies' auditors assist investors in making investment and voting decisions."

The Fund submits that its proposal does precisely this.

If Duke Energy truly believes that a precatory shareholder vote on removing conflicts of interest for "independent" accountants will be an arbitrary limitation on the power of management and the Board to exercise business judgment—which on its face seems inconsistent with Duke Energy's admission on page 5 of its letter that it annually seeks shareholder ratification of its selection of independent auditors—the proper place to make that argument is in its response in its proxy statement to the proposal, not in a no-action letter.

Additionally, On pages 6-7 of its letter, Duke Energy states that the Fund's proposal will conflict with the Company's intentions to seek shareholder ratification of Deloitte & Touche LLP as the Company's auditors and, therefore, may be excluded under Rule 14a-8(i)(9). First, the Fund respectfully disagrees with Duke Energy's interpretation of prior SEC rulings to mean that any precatory proposal that conflicts with Board proposal must be excluded. Were this interpretation true, management could always prevent a precatory proposal from reaching the shareholders simply by issuing a conflicting proposal. The Fund respectfully submits that Duke Energy has taken an overly broad and unnecessary interpretation of SEC policy.

Second, the Fund disagrees that it's proposal directly conflicts with the Board's proposal, or that affirmative votes would lead to "inconsistent and ambiguous results." To the contrary, inclusion of the Fund's proposal would make a decision on the auditor ratification vote more informed. As explained previously, the Fund's proposal is entirely consistent with the SEC's policy regarding auditor independence and providing disclosure so that shareholders can make informed decisions in this important area. The shareholders should have the information necessary to determine whether Deloitte & Touche should be retained as auditors and, if so, whether they should continue to perform non-auditing services. There is nothing inconsistent or ambiguous with either result.

Based upon the foregoing, the Fund respectfully requests that the Staff not grant Duke Energy the advice Duke Energy is seeking in its letter and that the Fund's proposal be included in Duke Energy's proxy materials for Duke Energy's 2002 annual meeting.

A copy of this letter is concurrently being forwarded to Mr. Robert T. Lucas III at Duke Energy.

Please contact the undersigned with any questions.

Very Truly Yours,

Russell C. Burk
Secretary
Financial Investors Trust

cc: Robert T. Lucas III

Exhibit D

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

February 1, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Response to Duke Energy's Supplement to Request for No Action

Ladies and Gentlemen:

On behalf of the United Association S&P 500 Index Fund (hereinafter "the Fund"), we are responding to the January 21, 2002 supplement from Robert T. Lucas III, Associate General Counsel for Duke Energy Corporation. ("Duke Energy") seeking a no-action letter from the SEC regarding its intention to omit the Fund's shareholder proposal calling upon Duke Energy to "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services."

The Company supplements its response by requesting to omit the proposal pursuant to Rule 14a-8(i)(9) claiming that it conflicts with Duke Energy's proposal seeking shareholder ratification of the "independent" auditors, pursuant to Rule 14a-8(i)(2) claiming that it would require the Company to violate certain Federal Securities Laws, and Pursuant to Rule 14a-8(i)(7) claiming that it concerns matters relating to the Company's ordinary Business Operations.

The Company's supplement claims that the Fund's proposal will conflict with the Duke Energy's intentions to seek shareholder ratification of Deloitte & Touche LLP as the Company's auditors and, therefore, the proposal may be excluded pursuant to Rule 14a-8(i)(9). The Fund disagrees with this proposition. First, the Fund respectfully disagrees with Duke's contention that any precatory proposal that conflicts with a Board proposal must be excluded. Were this interpretation true, management could always prevent a precatory proposal from reaching the shareholders simply by issuing a conflicting proposal. The Fund respectfully submits that Duke has taken an overly broad and unnecessary interpretation of SEC policy.

Second, the Fund disagrees that its proposal directly conflicts with the Company's proposal seeking ratification of its appointment of the independent auditors. To the contrary, inclusion of the Fund's proposal would make a decision on the auditor ratification vote more informed. As explained previously, the Fund's proposal is entirely consistent with the SEC's policy regarding auditor independence and providing disclosure so that shareholders can make informed decisions in this important area. The shareholders should have the information necessary to determine whether Deloitte & Touche should be retained as auditors and, if so, whether they should continue to perform non-auditing services. There is nothing inconsistent or ambiguous with either result.

The Fund also respectfully disagrees with Duke Energy's contention that the proposal would require the Company to violate certain federal securities laws and therefore the proposal may be excluded pursuant to Rule 14a-8(i)(2). The basis for this argument is the Company's contention that the Fund's proposal would prohibit the Company from retaining the accounting firm that audits its financial statements to perform any non-audit service. This argument depends entirely on the Company's incorrect assumption that the proposal rigidly and unreasonably defines audit and non-audit services, but it does not. Instead, the proposal requests the board of directors to establish a policy that the public accounting firm retained to provide audit services should not be retained to provide non-audit services to the Company. A board's adoption of such a policy in response to a strong shareholder vote would not force a company to violate securities regulations regarding auditor consents to the use of their reports concerning the Company's financial statements. The board, should it choose to implement a policy such as that called for in the Fund's proposal, would be free to exercise its discretion and authority to put in place a policy that best accomplishes the policy's stated goal of true auditor independence. Consistent with the board's obligation to fashion such a policy would be its ability and, indeed, responsibility to adopt definitions of audit and non-audit services that ensures the company and its auditors comply with all applicable laws and regulations.

Finally, regarding the Company's claims that the proposal relates to the Company's Ordinary Business Operations, we believe this argument should be rejected for the reasons set forth on page two of our letter to you dated January 28, 2002, as well as the reasons set forth above regarding Duke Energy's restrictive definition of audit and non-audit services. Duke Energy's supplement sets up a false dichotomy by arguing that if auditor's cannot perform non-audit services, then the Company will be deprived of those services. The proposal does nothing of the kind. It simply requires that if non-audit services are preformed for the company, they must be done by a firm other than the independent auditor. If they are truly services that are related to the audit and can only be performed by the independent auditor, then those would be audit services.

Based upon the foregoing, the Fund respectfully requests that the Staff not grant Duke Energy the advice it seeks and require that the Fund's proposal be included in Duke Energy's proxy materials for its 2002 annual meeting.

A copy of this letter is concurrently being forwarded to Mr. Lucas at Duke Energy.

Please contact the undersigned with any questions.

Very Truly Yours,

Russell C. Burk
Secretary
Financial Investors Trust

cc: Robert T. Lucas III

RESOLVED: That the shareholders of Duke Energy request that the Board of Directors adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

The Securities and Exchange Commission passed new proxy statement rules that took effect February 5, 2001, which require companies to disclose how much they pay their accounting firms for audit services and non-audit services.

The results have been startling. According to a Wall Street Journal article of April 10, 2001: "The nation's biggest companies last year paid far more money than previously estimated to their independent accounting firms for services other than auditing, newly disclosed figures show, renewing questions about whether such fees create conflicts of interest for auditing firms....At issue: How objective can an accounting firm be in an audit when it is also making millions of dollars providing the client with other services."

That Wall Street Journal article reported that of the 307 S&P 500 companies it had surveyed, the average fees for non-audit services were nearly three times as big as the audit fees. The Company's 2001 proxy statement revealed that it had paid its independent auditor $3.3 million for its audit work and $11.7 million for other work.

When the SEC was seeking comments on its accountant disclosure rules, substantial institutional investors urged that auditors should not accept non-audit fees from companies. The California Public Employees' Retirement System's General Counsel, Kayla J. Gillan, wrote: "The SEC should consider simplifying its Proposal and drawing a bright-line test: no non-audit services to an audit client." TIAA-CREF's Chairman/CEO John H. Biggs wrote: "...independent public audit firms should not be the auditors of any company for which they simultaneously provide other services. It's that simple."

It is respectfully submitted that it would be in the best interests of the Company's shareholders if the Board of Directors adopts a policy that in the future any firm appointed to be the Company's independent accountants shall only provide audit services to the Company and not provide any other services.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 26, 2001

The proposal requests that the board of directors adopt a policy "that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services."

We are unable to concur with your view that Duke Energy can exclude the proposal under rule 14a-8(c). Accordingly we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur with your view that Duke Energy can exclude the proposal under rule 14a-8(e). Accordingly we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

We are unable to concur with your view that Duke Energy can exclude the proposal under rule 14a-8(i)(2). Accordingly we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur with your view that Duke Energy can exclude the proposal under rule 14a-8(i)(3). Accordingly we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur with your view that Duke Energy can exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur with your view that Duke Energy can exclude the proposal under rule 14a-8(i)(9). Accordingly we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur with your view that Duke Energy can exclude the proposal under rule 14a-8(i)(10). Accordingly we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Attorney-Advisor